Prior Performance of Composite of Similarly Managed Accounts. The table below is designed to show you how a composite of similar separate accounts managed by MCM has performed over various periods in the past. You should not consider the performance of the Composite as an indication of the future performance of the Fund.

The Fund has substantially the same investment objective, policies and strategies as the Munder Mid-Cap/Small-Cap Blend composite (“Composite”). The Composite is made up of all fully discretionary separate accounts advised by MCM that are managed in the same small-mid cap discipline as the Fund. While the Fund is managed in a manner similar to that of the Composite, investors should be aware that the Fund is not the same as the Composite and will not have the same performance. Different performance will result due to factors such as differences in cash flows into and out of the Fund and different fees and expenses.

The performance figures shown below for the Composite reflect the deduction of the historical fees and expenses paid by the separate accounts included in the Composite and not those to be paid by the Fund. The results shown below reflect the reinvestment of dividends and distributions, and were calculated in the same manner that will be used by the Fund to calculate its own performance. The separate accounts included in the Composite do not pay the same expenses that mutual funds pay and are not subject to the diversification rules, tax restrictions and investment limits under the Investment Company Act of 1940 or Subchapter M of the Internal Revenue Code. Returns would have been lower if the Composite had been subject to these expenses and regulations.

The following table shows the average annual total return of the Composite for the calendar year ending December 31, 2004 and for the period since the inception of the Composite on October 31, 2003, as well as a comparison with the performance of the Russell 2500 Index, the Fund’s benchmark. The returns of the Russell 2500 Index assume all dividends and distributions have been reinvested and reflect no deduction for fees or expenses. All returns below are stated before the imposition of taxes. After-tax returns would be lower than those shown.

	2004	Since Inception (October 31, 2003)
Munder Mid–Cap/Small-Cap Blend Composite	28.33%	30.83%
Russell 2500 Index[1]	18.29%	21.46%

[1]	The Russell 2500 Index is an index that measures the performance of the 2,500 smallest companies in the Russell 3000 Index (the 3,000 largest U.S. companies based on market capitalization).